                                                      Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-54934

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 13, 2001)

                                  $600,000,000
                          Wells Fargo Financial, Inc.
                        5 7/8% Senior Notes 2008 Series
                              Due August 15, 2008
                               ------------------

    These notes bear interest at the rate of 5 7/8% per year. Interest on the notes is payable on August 15 and February 15 of each year, beginning
February 15, 2002. The notes will mature on August 15, 2008 and are not redeemable before that date unless certain events occur involving U.S. taxation as described under "Description of the Notes--Redemption Upon Tax Event."

    We have applied to list the notes on the Luxembourg Stock Exchange in accordance with the rules of the Luxembourg Stock Exchange, although no assurances can be given that the notes will be approved for such listing.

    The notes are unsecured and rank equally with all of our other existing and future senior unsecured and unsubordinated debt. The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000.

                                                                   Proceeds, Before
                                     Price to     Underwriting       Expenses, to
                                   Investors(1)     Discount     Wells Fargo Financial
                                   ------------   ------------   ---------------------
Per Note.........................       99.953%        0.400%             99.553%
Total............................  $599,718,000    $2,400,000        $597,318,000

------------------------

(1) Plus accrued interest from August 7, 2001, if settlement occurs after that date.
                            ------------------------

    None of the Securities and Exchange Commission, any state securities commission nor the Luxembourg Stock Exchange or any foreign governmental agency has approved or disapproved of the notes or determined if this prospectus supplement and the accompanying prospectus are truthful and complete. Any representation to the contrary is a criminal offense.
                            ------------------------

    The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about August 7, 2001. The notes have been approved for clearance through the Clearstream and Euroclear systems.

                          JOINT BOOK-RUNNING MANAGERS

Banc One Capital Markets, Inc.          BNP PARIBAS          Merrill Lynch & Co.
                               ------------------

                                  CO-MANAGERS

Banc of America Securities LLC

                Bear, Stearns & Co. Inc.

                                Deutsche Banc Alex. Brown

                                               JPMorgan

                                                             Salomon Smith
                                                             Barney
                            ------------------------

            The date of this prospectus supplement is July 31, 2001.

    You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Wells Fargo Financial has not authorized anyone to provide you with different information. Wells Fargo Financial is not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
Where You Can Find More Information About Wells Fargo
  Financial.................................................     S-3
Incorporation of Information We File with the SEC...........     S-3
Wells Fargo Financial.......................................     S-4
Recent Financial Results....................................     S-4
Ratios of Earnings to Fixed Charges.........................     S-4
Capitalization..............................................     S-5
Selected Financial Data.....................................     S-6
Description of the Notes....................................     S-7
Material U.S. Federal Income Tax Consequences...............    S-13
Underwriting................................................    S-17
Experts.....................................................    S-19
Listing and General Information.............................    S-19

                              PROSPECTUS

Where You Can Find More Information About Wells Fargo
  Financial.................................................       1
Incorporation of Information We File with the SEC...........       1
Wells Fargo Financial, Inc..................................       1
Use of Proceeds.............................................       2
Ratios of Earnings to Fixed Charges.........................       2
Description of the Debt Securities..........................       2
Plan of Distribution........................................      10
Legal Opinions..............................................      11
Experts.....................................................      11

    The notes are offered globally for sale in those jurisdictions in the United States, Canada, Europe, Asia and elsewhere where it is lawful to make such offers. See "Underwriting."

    This prospectus supplement and the accompanying prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to Wells Fargo Financial. Wells Fargo Financial accepts responsibility for the information contained in this prospectus supplement and the accompanying prospectus and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein or in the prospectus misleading in any material respect.

    The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

    References herein to "$" and "dollars" are to the currency of the United States.

    In connection with this offering, Banc One Capital Markets, Inc., on behalf of the underwriters, may over-allot or effect transactions which stabilize or maintain the market price of the notes at a level which might not otherwise prevail. Any stabilizing, if commenced, may discontinue at any time. These transactions are to be carried out in accordance with applicable laws and regulations.

                   WHERE YOU CAN FIND MORE INFORMATION ABOUT
                             WELLS FARGO FINANCIAL

    We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference rooms in Washington, D.C. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. Effective at the close of business on June 30, 2000, we changed our name from Norwest Financial, Inc. to Wells Fargo Financial, Inc. Filings made by us with the Securities and Exchange Commission prior to July 1, 2000 will be found indexed and filed under Norwest Financial, Inc.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

    The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the Securities and Exchange Commission will automatically update and supercede information contained in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below and any past or future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities we are offering:

    -- annual report on Form 10-K for the year ended December 31, 2000; and

    -- quarterly report on Form 10-Q for the quarter ended March 31, 2001.

    You may request a free copy of any of such filing (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this prospectus supplement incorporates by reference) by writing or telephoning us at:

                          Wells Fargo Financial, Inc.
                               206 Eighth Street
                             Des Moines, Iowa 50309
                          Attn: Treasurer's Department
                           Telephone: (515) 243-2131

    In addition, copies of such filing, as well as our annual report on Form 10-K for the year ended December 31, 1999, may be obtained free of charge from Banque Generale du Luxembourg S.A., our listing agent, paying agent and transfer agent for the notes in Luxembourg. at 50, Avenue J.F. Kennedy, L-2951, Luxembourg.

    Because we list some of our debt securities on the New York Stock Exchange, you may also inspect the filing described above, as well as other information, at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                             WELLS FARGO FINANCIAL

    Wells Fargo Financial is an Iowa corporation and was incorporated on August 19, 1982. Wells Fargo Financial is a leading diversified consumer finance company which primarily makes loans to consumers and purchases sales finance contracts through offices in the United States and Canada. Wells Fargo Financial has subsidiaries which, among other activities, provide credit life, credit disability, credit property and involuntary unemployment insurance, issue credit cards, purchase sales finance contracts directly from automobile dealers, make loans secured by automobiles and provide lease financing, rediscounting and accounts receivable financing. Wells Fargo Financial is an indirect wholly-owned subsidiary of Wells Fargo & Company, a $280 billion diversified financial services organization.

                            RECENT FINANCIAL RESULTS

    On July 19, 2001, Wells Fargo Financial announced total income (revenues) of $1,282,923,000 and net income of $129,581,000 for the six months ended June 30, 2001. These results reflect a 22% increase from total income and a 16% increase from net income for the six months ended June 30, 2000.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for Wells Fargo Financial is set forth below for the periods indicated:

     YEAR ENDED DECEMBER 31,
---------------------------------  THREE MONTHS ENDED
1996   1997   1998   1999   2000     MARCH 31, 2001
-----  -----  -----  -----  -----  ------------------
2.11x  2.00x  1.72x  1.78x  1.58x        1.53x

    For the purpose of calculating the ratios of earnings to fixed charges we have divided net income (earnings) plus fixed charges and income taxes by fixed charges. Fixed charges consist of interest and debt expense plus the portion of rentals which we deem to be representative of the interest factor.

                                 CAPITALIZATION

    The following table presents the consolidated capitalization of Wells Fargo Financial at March 31, 2001.

                                                                MARCH 31,
                                                                   2001
                                                              --------------
                                                              (IN THOUSANDS)
Short-term debt
  Commercial paper..........................................   $ 3,271,645
  Indebtedness to affiliates due within one year............       320,189
  Other short-term indebtedness.............................       153,894
                                                               -----------
      Total short-term debt.................................     3,745,728
                                                               -----------
Long-term debt
  Senior debt...............................................     7,594,704
  Indebtedness to affiliate.................................       500,000
                                                               -----------
      Total long-term debt..................................     8,094,704
                                                               -----------
Stockholder's equity
  Common stock (without par value; 1,000 shares authorized;
    1,000 shares issued and outstanding)....................         3,855
  Additional paid-in capital................................       442,302
  Retained earnings.........................................     1,600,945
  Accumulated other comprehensive income, net of income
    taxes...................................................         4,336
                                                               -----------
      Total stockholder's equity............................     2,051,438
                                                               -----------
      Total debt and stockholder's equity...................   $13,891,870
                                                               ===========

    The above table does not give effect to our issuance of $500,000,000 in aggregate principal amount of long-term senior debt, and our repayment of $101,434,000 in aggregate principal amount of long-term senior debt, subsequent to March 31, 2001. Except as noted above, there has been no material change in the consolidated capitalization of Wells Fargo Financial since March 31, 2001.

    All of the outstanding common stock of Wells Fargo Financial is fully paid and nonassessable.

                            SELECTED FINANCIAL DATA

    The following table presents selected financial data of Wells Fargo Financial and its subsidiaries for the periods specified. We have derived this data from, and you should read this data in conjunction with, our audited consolidated financial statements filed as part of our annual reports on Form 10-K for our fiscal years ended December 31, 1996, 1997, 1998, 1999 and 2000 and our unaudited consolidated financial statements filed as part of our quarterly reports on Form 10-Q for the quarters ended March 31, 2000 and 2001, respectively, which are available as described under "Where You Can Find More Information About Wells Fargo Financial" in this prospectus supplement and the accompanying prospectus.

                                                                                                           THREE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                                MARCH 31
                                    -----------------------------------------------------------------   -------------------------
                                       1996         1997         1998          1999          2000          2000          2001
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS)                                    (UNAUDITED)
INCOME STATEMENT DATA:
Income:
  Finance charges and interest....  $1,208,794   $1,282,576   $ 1,498,692   $ 1,637,441   $ 1,896,075   $   448,992   $   542,833
  Insurance premiums and
    commissions...................     182,259      232,890       280,207       305,320       114,996        25,648        30,340
  Other income....................     191,940      213,330       226,866       241,503       222,413        50,473        64,253
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
Total income......................   1,582,993    1,728,796     2,005,765     2,184,264     2,233,484       525,113       637,426

Expenses:
  Operating expenses..............     514,890      551,829       678,197       781,366       808,583       205,165       225,239
  Interest and debt expense.......     372,859      401,736       485,784       520,063       639,444       143,545       189,764
  Provision for credit losses.....     198,480      235,877       304,274       272,136       358,308        77,359       108,435
  Insurance losses and loss
    expenses......................      72,337      125,822       177,238       196,148        47,261        13,311        11,264
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
Total Expenses....................   1,158,566    1,315,264     1,645,493     1,769,713     1,853,596       439,380       534,702

Income before income taxes........     424,427      413,532       360,272       414,551       379,888        85,733       102,724
Income taxes......................     148,096      144,082       121,668       149,190       138,834        31,596        37,922
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
Net Income........................  $  276,331   $  269,450   $   238,604   $   265,361   $   241,054   $    54,137   $    64,802
                                    ==========   ==========   ===========   ===========   ===========   ===========   ===========

                                                           AS OF DECEMBER 31,                                AS OF MARCH 31,
                                    -----------------------------------------------------------------   -------------------------
                                       1996         1997         1998          1999          2000          2000          2001
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS)                                    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.........  $  141,692   $   94,600   $   139,184   $   178,970   $   205,036   $   110,146   $   232,068
Securities available-for-sale.....     816,980    1,063,600     1,203,500     1,224,666     1,215,135     1,207,244     1,283,545
Total finance receivables.........   5,949,435    7,114,121     8,270,227     9,072,306    11,417,862     9,397,903    12,243,490
Less allowance for credit
  losses..........................     169,133      297,800       350,984       367,712       462,555       381,978       503,074
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
Finance receivables--net..........   5,780,302    6,816,321     7,919,243     8,704,594    10,955,307     9,015,925    11,740,416
Notes and other
  receivables--affiliates.........     574,344      646,832       499,123       487,822       505,386       454,609       662,851
Property and equipment (at cost,
  less accumulated
  depreciation)...................      75,068      102,537       187,695        69,374        63,651        67,714        64,883
Deferred income taxes.............      34,456       64,420        60,717       130,496       111,262       140,232       104,104
Other assets......................     338,003      533,614       506,745       487,491       520,971       443,130       600,769
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
Total assets......................  $7,760,845   $9,321,924   $10,516,207   $11,283,413   $13,576,748   $11,439,000   $14,688,636
                                    ==========   ==========   ===========   ===========   ===========   ===========   ===========
Loans payable--short-term:
  Commercial paper................  $1,732,095   $1,664,796   $ 2,662,321   $ 2,437,676   $ 2,973,508   $ 2,388,516   $ 3,271,645
  Affiliates......................     173,006      392,165       194,453       432,199        99,379       403,151       320,189
  Other...........................     195,000      170,000       237,467       256,916       709,988       115,757       153,894
Unearned insurance premiums and
  commissions.....................     136,564      143,478       132,793       140,547       139,476       139,061       140,275
Insurance claims and policy
  reserves........................      35,893       30,566        29,750        34,124        34,978        34,764        35,158
Accrued interest payable..........      75,765       93,344        96,482       102,695       121,007        99,715       120,662
Other payables to affiliates......       5,565       13,815        44,173         3,297        48,761        48,698        36,701
Other liabilities.................     216,031      228,557       280,737       374,558       370,363       322,483       463,970
Long-term debt:
  Senior..........................   4,132,894    5,221,413     5,272,818     5,913,837     6,968,803     5,795,595     7,594,704
  Affiliate.......................          --           --            --            --       255,870       500,000       500,000
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
Total liabilities.................   6,702,813    7,958,134     8,950,994     9,695,849    11,722,133     9,847,740    12,637,198
Stockholder's equity..............   1,058,032    1,363,790     1,565,213     1,587,564     1,854,615     1,591,260     2,051,438
                                    ----------   ----------   -----------   -----------   -----------   -----------   -----------
Total liabilities and
  stockholder's equity............  $7,760,845   $9,321,924   $10,516,207   $11,283,413   $13,576,748   $11,439,000   $14,688,636
                                    ==========   ==========   ===========   ===========   ===========   ===========   ===========

                            DESCRIPTION OF THE NOTES

    The following description of the particular terms of the notes offered by this prospectus supplement and the accompanying prospectus hereby supplements the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

GENERAL

    The notes will be issued under an Indenture, dated as of November 1, 1991 (the "Indenture"), between us and Bank One Trust Company, National Association (formerly known as The First National Bank of Chicago), as trustee (the "Trustee").

    The notes initially will be limited to $600,000,000 in aggregate principal amount and will mature on August 15, 2008. The notes will bear interest from August 7, 2001 at 5 7/8% per year. We will pay interest semi-annually on each August 15 and February 15, beginning on February 15, 2001, to the persons in whose names the notes are registered at the close of business on the August 1 or February 1 record date prior to the payment date. If the interest payment date is not a Business Day at the relevant place of payment, payment of interest will be made on the next Business Day at such place of payment. Interest will not accrue as a result of any delayed payment. "Business Day" means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York and, for any place of payment outside of The City of New York, in such place of payment. Unless previously redeemed or purchased and cancelled, the notes will mature on August 15, 2008, and we will pay 100% of their principal amount, together with accrued and unpaid interest thereon.

FURTHER ISSUES

    We may from time to time, without notice to, or the consent of, the then existing registered holders of the notes, create and issue further notes equal in rank and having the same maturity, payment terms, redemption features and other terms, except for the payment of interest accruing prior to the issue date of the further notes and for the first payment of interest following the issue date of the further notes, as the notes offered by this prospectus supplement. These further notes may be consolidated and form a single series with the notes offered by this prospectus supplement.

PAYMENT OF ADDITIONAL AMOUNTS

    We will pay to the holder of any note who is a Non-U.S. beneficial owner, as defined in "Material U.S. Federal Income Tax Consequences--Non-U.S. Benefical Owners", additional amounts as may be necessary so that every net payment of the principal of, interest on and any other amounts payable under that note, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon that holder by the United States or any taxing authority thereof or therein, will not be less than the amount provided in that note to be then due and payable. We will not be required, however, to make any payment of additional amounts for or on account of:

        (a) any tax, assessment or other governmental charge that would not have been imposed but for (1) the existence of any present or former connection between that holder (or between a fiduciary, settlor, beneficiary of, member or shareholder of, or possessor of a power over, that holder, if that holder is an estate, trust, limited liability company, partnership or corporation) and the United States including, without limitation, that holder, or that fiduciary, settlor, beneficiary, member, shareholder or possessor, being or having been a citizen or resident or treated as a resident of the United States or being or having been engaged in trade or business in, or present in, the United States;

        (b) any tax, assessment or other governmental charge to the extent such tax, assessment or governmental charge would not have been imposed but for the presentation of a note for payment on a date more than 30 days after the later of the date on which that payment becomes due and payable or the date on which payment is duly provided for and notice is given to holders;

        (c) any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, assessment or other governmental charge;

        (d) any tax, assessment or other governmental charge imposed by reason of that holder's past or present status as a passive foreign investment company, a controlled foreign corporation, a personal holding company or foreign personal holding company (in each case, with respect to the United States) or as a corporation which accumulates earnings to avoid United States federal income tax;

        (e) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of the principal of, interest on or any other amounts payable under that note;

        (f) any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of the principal of, interest on or any other amounts payable under any note if that payment can be made without withholding by any other paying agent;

        (g) any tax, assessment or other governmental charge which would not have been imposed but for the failure of the holder to comply with certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connections with the United States of the holder or beneficial owner of that note, if such compliance is required by statute or by regulation of the U.S. Treasury Department as a precondition to a partial or complete relief or exemption from such tax, assessment or other governmental charge (including, but not limited to, the failure to provide IRS Forms W-8BEN, W-8ECI or any subsequent versions thereof or successors thereto);

        (h) any tax, assessment or other governmental charge imposed by reason of the holder or beneficial owner (1) owning or having owned, actually or constructively, 10% or more of the total combined voting power of all classes of our stock or (2) being a controlled foreign corporation with respect to the United States with respect to which we are a "related person"; or

        (i) any combination of items (a), (b), (c), (d), (e), (f), (g) and (h);

nor will we pay any additional amounts to any holder who is a fiduciary or partnership other than the sole beneficial owner of that note to the extent that a beneficiary or settlor with respect to that fiduciary, or a member of that partnership or a beneficial owner thereof would not have been entitled to the payment of those additional amounts had that beneficiary, settlor, member or beneficial owner been the holder of that note.

REDEMPTION UPON TAX EVENT

    The notes may be redeemed at our option in whole, but not in part, on not more than 60 days' and not less than 30 days' notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes, if we determine that as a result of any change in or amendment to the laws, treaties, regulations or rulings of the United States or any political subdivision or taxing authority thereof, or any proposed change in such laws, treaties, regulations or rulings, or any change in the official application, enforcement or interpretation of those laws, treaties, regulations or rulings, including a holding by a court of competent jurisdiction in the United States, or any other action, other than an action predicated on law generally known on or before July 31, 2001, taken by any taxing authority or a court of competent jurisdiction in the United States, or the official proposal of any action, whether or not the action or proposal was taken or made with respect to our company, (A) we have or will become obligated on the next interest payment date to pay additional amounts as described under "--Payment of Additional Amounts" on any note or (B) there is a substantial likelihood that we will be required to pay such additional amounts on the next interest payment date. Prior to the publication of any notice of redemption, we will deliver to the Trustee (1) an officers' certificate stating that we are entitled to effect a redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem have occurred and (2) an opinion of counsel to that effect based on that statement of facts. If we redeem the notes upon a tax event, we will publish a notice of that redemption in Luxembourg in the LUXEMBURGER WORT at the time notice is given to the holders of the notes as described above and notify the Luxembourg Stock Exchange. See "--Notices" below.

BOOK-ENTRY SYSTEM

    Upon issuance, all notes will be represented by one or more fully registered global notes ("Global Notes"). Each such Global Note will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co. as DTC's nominee. Investors may hold interests in the Global Notes through either DTC (in the United States) or Clearstream Banking Luxembourg S.
A. ("Clearstream") or Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") (in Europe) if they are participants in such systems, or indirectly through organizations that are participants in such systems.

    Clearstream and Euroclear will hold interests in the Global Notes on behalf of the Clearstream customers and Euroclear participants, respectively, through customers' securities accounts in their respective names on the books of their respective depositaries. The depositaries, in turn, will hold such interests in customers' securities accounts in the depositaries' names on the books of DTC.

    Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream customers and Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures.

    Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other hand, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to the depositaries.

    Because of time-zone differences, credits of interests in the Global Notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing, dated the business day following the DTC settlement date, and such credits or any transactions in such securities settled during such processing will be reported to the relevant Clearstream customer or Euroclear participant on such business day. Cash received in Clearstream or Euroclear as a result of sales of interests in the Global Notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

    Wells Fargo Financial expects that pursuant to procedures established by DTC, (a) upon the deposit of the Global Notes, DTC will credit, on its internal system, the principal amount of the notes represented by such Global Notes to the respective accounts of its participants and (b) ownership of such notes represented by such Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to DTC participants) or by DTC participants (with respect to persons other than DTC participants).

    Payments of the principal of and interest on the notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of Wells Fargo Financial, the Trustee or the paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

    Wells Fargo Financial expects that DTC or its nominee, upon receipt of any payment of principal of or interest on the notes, will credit its participants' accounts with payment on the payment date in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee, unless DTC has reason to believe it will not receive payment on such payment date. Wells Fargo Financial also expects that payments by DTC participants to holders of notes represented by the Global Notes ("Beneficial Owners") held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such DTC participants, not the responsibility of DTC, the Trustee or Wells Fargo Financial.

    As long as DTC or its nominee is the registered holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the notes represented by such Global Note for all purposes under the Indenture. Except in the limited circumstances described below, the Beneficial Owners will not be entitled to have the notes represented by the Global Notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders thereof under the Indenture, including for purposes of receiving any reports delivered by Wells Fargo Financial or the Trustee pursuant to the Indenture. Accordingly, each Beneficial Owner must rely on the procedures of DTC and, if such Beneficial Owner is not a DTC participant, on the procedures of the DTC participant through which such Beneficial Owner owns its interest in a Global Note to exercise any rights of a holder under the Indenture. Such Beneficial Owner will only be able to exercise the rights of a holder under the Indenture indirectly through the DTC participants who, in turn, will exercise their rights as holders under the Indenture through DTC.

    The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer notes to such persons may be limited to that extent. Because DTC can only act on behalf of its participants, who in turn act on behalf of indirect participants and certain banks, the ability of a Beneficial Owner to pledge its notes to persons or entities that do not participate in the DTC system, or otherwise take actions with respect of such notes, may be affected by the lack of a physical certificate representing such notes.

    If (a) DTC discontinues providing its services as securities depositary with respect to the notes at any time, and a successor securities depositary is not obtained, (b) Wells Fargo Financial decides to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository or (c) an event of default (as defined in the prospectus) has occurred and is continuing with respect to the notes, definitive notes will be printed and distributed.

    Although DTC, Euroclear and Clearstream have agreed to the foregoing procedure to facilitate transfers of interests in the Global Notes among participants in DTC and Euroclear and customers of Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Wells Fargo Financial nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants or customers of their respective obligations under the rules and procedures governing their operations.

    DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, (who may include the underwriters of any series), banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    Clearstream is incorporated under the laws of Luxembourg. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thereby eliminating the need for physical movement of certificates. Transactions may be settled in Clearstream in any of 36 currencies, including United States dollars. Clearstream provides to its Clearstream customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in over 30 countries through established depositary and custodial relationships. Clearstream is registered as a bank in Luxembourg, and as such is subject to regulation by the COMMISSION DE SURVEILLANCE DU SECTEUR FINANCIER, which supervises Luxembourg banks. Clearstream's customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Clearstream's U.S. customers are limited to securities brokers and dealers and banks. Currently, Clearstream has approximately 2,000 customers located in over 80 countries, including all major European countries, Canada and the United States. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V. as the operator of the Euroclear System in Brussels to facilitate settlement of trades between Clearstream and Euroclear.

    Euroclear was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of 40 currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above.

    The Euroclear System is operated by Euroclear Bank S.A./N.V. as the Euroclear operator. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. The Euroclear operator establishes policy for the Euroclear Systems on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters of any series of certificates. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

    Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These rules and laws govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under these rules and laws only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

    Distributions with respect to notes held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream customers or Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. Such distributions will be subject to tax reporting in accordance with relevant U.S. tax laws and regulations.

NOTICES

    Notices to holders of the notes will be sent by mail to the registered holders and will be published, whether the notes are in global or definitive form, and so long as the notes are listed on the Luxembourg Stock Exchange, in a daily newspaper of general circulation in Luxembourg. It is expected that publication will be made in Luxembourg in the LUXEMBURGER WORT. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. So long as the notes are listed on the Luxembourg Stock Exchange, any change in the Luxembourg Paying Agent and Transfer Agent will be published in Luxembourg in the manner set forth above.

REDEMPTION

    The notes may not be redeemed prior to maturity except as described under "--Redemption Upon Tax Event."

PRESCRIPTION

    Under New York's statute of limitations, any legal action to enforce our payment obligations evidenced by the notes must be commenced within six years after payment is due. Thereafter our payment obligations will generally become unenforceable.

CONCERNING THE TRUSTEE

    An affiliate of the Trustee, Banc One Capital Markets, Inc., is an underwriter for this offering. Bank One N.A., another affiliate of the Trustee, provides commercial banking services to us and certain of our affiliates from time to time.

                 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

    The following section summarizes certain U.S. federal income tax consequences relating to the ownership of the notes. This section does not apply to you if you are subject to special tax rules, such as those that apply to:

    - brokers and security dealers;

    - traders in securities that elect to mark to market;

    - banks;

    - life insurance companies;

    - tax-exempt organizations;

    - persons who will hold the notes as part of a hedging, straddle, integrated or conversion transaction; or

    - persons whose functional currency for tax purposes is not the U.S. dollar.

    This section is based upon the laws, regulations, rulings and decisions currently in effect, which could change at any time (possibly with retroactive effect). The discussion does not address foreign, state and local tax issues and does not address estate, gift or alternative minimum tax issues. Additionally, this section, except as otherwise noted, deals only with persons who will hold their notes as capital assets. You should consult with your own tax advisor concerning all of the tax consequences of owning a note.

U.S. BENEFICIAL OWNERS

    This section describes your tax consequences if you are a "U.S. beneficial owner." You are a U.S. beneficial owner if you are a beneficial owner of a note and you are, for U.S. federal income tax purposes:

    - a citizen or resident of the United States;

    - a domestic corporation;

    - a domestic partnership (except as may be provided in U.S. Treasury Regulations);

    - an estate the income of which is includible in gross income for U.S. tax purposes regardless of its source; or

    - a trust where a U.S. court is able to exercise primary supervision over your administration and where one or more U.S. persons have authority to control all your substantial decisions (or if you are a trust that was in existence on or before August 20, 1997, you were properly treated as U.S. person for U.S. federal income tax purposes under the law in effect prior to August 20, 1997 and you properly elected to continue to be treated as a U.S. person for U.S. federal income tax purposes subsequent to August 20,
      1997).

If you are not a U.S. beneficial owner, this section does not apply to you, and you should refer to the section entitled "Non-U.S. beneficial owners."

    INTEREST. For U.S. federal income tax purposes, interest on the notes will be taxable to you when it is received or accrued, depending upon your method of tax accounting.

    SALE OF NOTES. Upon a sale, exchange or redemption of a note, you will generally recognize gain or loss equal to the difference between the amount realized on the sale (not including any amounts attributable to accrued and unpaid interest) and your adjusted basis in the note for U.S. federal income tax purposes. Except to the extent attributable to accrued but unpaid interest on the note (and subject to the market discount rules discussed below), any gain or loss you recognize on the sale of a note will be capital gain or loss.

    MARKET DISCOUNT. If the amount you pay for a note is less than its principal amount (other, generally, than on original issuance) that difference will constitute market discount, unless the market discount rules treat the difference as DE MINIMIS. In general, unless you elect to include market discount in income currently:

    - any gain realized on a sale of a note acquired with market discount or upon any payment of principal on such a note will be ordinary income to the extent of accrued market discount; and

    - deductions for interest on any debt you incur or continue to purchase or carry the note may be deferred until you sell the note.

    You may elect to include market discount in income currently, but generally this election will apply to all debt instruments you acquire during or after the first taxable year to which the election applies and you may not revoke this election without the consent of the U.S. Internal Revenue Service ("IRS"). You should consult a tax advisor before making this election.

    PREMIUM. If you buy a note for an amount in excess of its principal amount, that excess will constitute bond premium. You may elect to amortize bond premium. If you make this election:

    - amortizable bond premium will generally be treated as a reduction of your interest income from the notes determined on a constant yield basis; and

    - you will be required to reduce your basis in the notes by the amount of your amortized bond premium.

    Your election to amortize bond premium will generally apply to all debt instruments (other than tax-exempt obligations) you hold on or after the first day of the first taxable year to which the election applies, and you may not revoke this election without the consent of the IRS. You should consult a tax advisor before making the election. If you do not make (or have not previously made) the election, you will not be entitled to amortize any bond premium on the notes.

NON-U.S. BENEFICIAL OWNERS

    This section describes the tax consequences to a non-U.S. beneficial owner. You are a non-U.S. beneficial owner if:

    - you are the beneficial owner of a note;

    - you have no connection with the United States other than holding a note;
      and

    - for U.S. federal income tax purposes, you are:

       - a non-resident alien individual;

       - a foreign corporation;

       - a foreign partnership; or

       - an estate or trust that is not subject to United State income tax on a net income basis.

If you are not a non-U.S. beneficial owner, this section does not apply to you.

    Any gain you recognize on a sale of a note will not be subject to any deduction or withholding for U.S. federal income tax purposes (except possibly, for backup withholding as discussed below).

Additionally, no U.S. federal income tax deduction or withholding will be made from interest paid on your notes, provided that:

    - you do not actually or constructively own 10% or more of the combined voting power of all classes of our stock;

    - you are not a controlled foreign corporation with respect to which we are a "related person" within the meaning of Section 864(d)(4) of the U.S. Internal Revenue Code of 1986; and

    - you provide the U.S. paying agent with a statement signed by you under penalties of perjury that (a) certifies that you are not a U.S. beneficial owner and (b) provides your name and address.

    Recently issued U.S. tax regulations attempt to unify the certification requirements discussed above, clarify reliance standards and provide special rules applicable to intermediaries, partnerships, estates and trusts. Prospective investors are urged to consult their own tax advisors regarding the effect and application of those U.S. tax regulations.

BACKUP WITHHOLDING

    U.S. BENEFICIAL OWNERS. Generally, if you are a non-corporate U.S. beneficial owner, payments made on your notes will have to be reported to the IRS. In addition, any proceeds received from a sale of your notes will generally have to be reported to the IRS. Backup withholding, at the rate of 31%, may apply to payments made on your notes and to proceeds received from a sale of your notes if you fail to provide an accurate certified taxpayer identification number to the appropriate party or if you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your U.S. federal income tax returns. Backup withholding is not an additional tax and you will be able to claim a refund or credit for taxes withheld during any taxable year at the time you file your U.S. federal income tax return for that year.

    NON-U.S. BENEFICIAL OWNERS. If you are a non-U.S. beneficial owner, you will generally be exempt from backup withholding with respect to payments made on your notes so long as you provide the certification described above under "Non-U.S. beneficial owners." Even if you provide the certification, however, payments of interest made to you will generally have to be reported to the IRS by the payor on Form 1042-S.

    Proceeds you receive from a sale of your notes effected outside the United States to or though a foreign office of a broker will generally be exempt from backup withholding and information reporting. However, unless you certify as to your non-U.S. status or otherwise establish an exemption, information reporting (but not backup withholding) may apply to proceeds made though the foreign office of a broker, if the broker is

    - a U.S. person;

    - a controlled foreign corporation for U.S. income tax purposes;

    - a foreign person 50% or more of whose gross income from all sources for a specified 3-year period is effectively connected with the conduct of a trade or business within the United States; or

    - a foreign partnership if it is engaged in a trade or business in the United States or if 50% or more of its income or capital interests are held by U.S. persons.

Proceeds received from a sale of your notes effected through the U.S. office of a broker will be subject to backup withholding and reporting, unless you certify as to your non-U.S. status or otherwise establish an exemption.

POSSIBLE EUROPEAN UNION REQUIREMENTS

    The European Union is considering new procedures that would apply to you if you are a tax resident of a member state and you receive interest on notes from a paying agent located in another member state. Under these procedures, the paying agent's member state would adopt one of the following rules:

    - the paying agent would be required to withhold tax on interest paid to you on the notes, unless you follow specified procedures to show that you have reported the interest to the tax authorities in your state of residence; or

    - the interest paid to you would be reported to the tax authorities in your state of residence by the paying agent's member state.

No decision has been made whether to adopt these requirements. Even if they are adopted, it is not clear what their effective date will be. We advise you to consult your tax advisor about the possible implications of these requirements.

                                  UNDERWRITING

    We are selling the notes to the underwriters named below under an underwriting agreement dated July 31, 2001. The underwriters, and the principal amount of the notes that each of them has severally agreed to purchase from us, are as follows:

                                                               PRINCIPAL
                                                                 AMOUNT
UNDERWRITER                                                   ------------
Banc One Capital Markets, Inc. .............................  $150,000,000
BNP Paribas Securities Corp. ...............................   150,000,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................   150,000,000
Banc of America Securities LLC..............................    30,000,000
Bear, Stearns & Co. Inc. ...................................    30,000,000
Deutsche Banc Alex. Brown Inc. .............................    30,000,000
J.P. Morgan Securities Inc. ................................    30,000,000
Salomon Smith Barney Inc. ..................................    30,000,000
                                                              ------------
    Total...................................................  $600,000,000
                                                              ============

    The underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.25% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.125% of the principal amount of the notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    To facilitate this offering, Banc One Capital Markets, Inc., on behalf of the underwriters, may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, Banc One Capital Markets, Inc. may over-allot in connection with the offering, creating a short position in the notes for its own account. In addition, to cover over-allotments or to stabilize the price of the notes, Banc One Capital Markets, Inc. may bid for and purchase notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the notes to be higher than it might be in the absence of such purchases.

    The underwriters do not, nor do we, make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The notes are offered for sale in those jurisdictions in the United States, Canada, Europe, Asia and elsewhere where it is lawful to make such offers. Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on Wells Fargo Financial except as set forth in the underwriting agreement. In particular, each underwriter has represented and agreed that:

        (a) it has not offered or sold and will not offer or sell any notes to persons in the United Kingdom prior to the expiration of the period of six months from the issue date of the notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services Act 1986 and the Public Offers of Securities Regulations 1995 (as amended);

        (b) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on;

        (c) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom;

        (d) it will not offer or sell any notes directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

        (e) it is aware of the fact that no German selling prospectus (VERKAUFSPROSPEKT) has been or will be published in respect of the sale of the notes and that it will comply with the Securities Selling Prospectus Act (the "Act") of the Federal Republic of Germany (WERTPAPIER-VERKAUFSPROSPEKTGESET). In particular, each underwriter has undertaken not to engage in public offering (OFFENTLICHE ANBIETEN) in the Federal Republic of Germany with respect to any notes otherwise than in accordance with the Act and any other act replacing or supplementing the Act and all other applicable laws and regulations; and

        (f) the notes are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any notes to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France the prospectus supplement, the prospectus or any other offering material relating to the notes, and that such offers, sales and distributions have been and shall be made in France only to (1) qualified investors (INVESTISSEURS QUALFIES) and/or (2) a restricted group of investors (CERCLE RESTREINT D'INVESTISSEURS), all as defined in Article 6 of ordonnance no. 67-833 dated 28th September, 1967 (as amended) and decret no. 98-880 dated 1st October, 1998.

    We estimate our expenses in connection with this offering, other than underwriting discounts and commissions, will be approximately $50,000. We estimate the net proceeds of this offering, after estimated expenses, will be approximately $597,268,000.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. We have also agreed to contribute to the payments the underwriters may be required to make because of those liabilities.

    One of the underwriters, Banc One Capital Markets, Inc., is an affiliate of the Trustee, Bank One Trust Company, National Association. Certain affiliates of certain of the underwriters may also provide commercial banking, financial advisory and investment banking services to us and certain of our affiliates from time to time.

                                    EXPERTS

    The consolidated financial statements of Wells Fargo Financial and subsidiary companies as of and for the years ended December 31, 2000 and December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon authority of the firm as experts in accounting and auditing.

                        LISTING AND GENERAL INFORMATION

    Application has been made to list the notes on the Luxembourg Stock Exchange. In connection with the listing application, Wells Fargo Financial has deposited its certificate of incorporation and by-laws and a legal notice relating to the issuance of the notes with the Registrar of the District Court of Luxembourg (GREFFIER EN CHEF DU TRIBUNAL D'ARRONDISSEMENT DE ET A LUXEMBOURG), where copies may be obtained upon request. So long as any of the notes is outstanding, copies of these documents, together with this prospectus supplement, the accompanying prospectus, the Indenture, a copy or copies of the Global Note or Global Notes representing the notes, our annual reports on Form 10-K for the years ended December 31, 1999 and 2000, our quarterly report on Form 10-Q for the quarter ended March 31, 2001 and all future annual reports and quarterly reports, will be made available free of charge at the main office of Banque Generale du Luxembourg S.A., our listing agent, paying agent and transfer agent for the notes in Luxembourg. Banque Generale du Luxembourg S.A., will act as intermediary between Wells Fargo Financial and the holders of the notes, but not as intermediary between the Luxembourg Stock Exchange and the holders of the notes nor as intermediary between the Luxembourg Stock Exchange and Wells Fargo Financial. Wells Fargo Financial will maintain a listing agent, paying agent and transfer agent for the notes in Luxembourg for so long as the notes are listed on the Luxembourg Stock Exchange.

    Except as disclosed in this prospectus supplement or the accompanying prospectus, including the documents incorporated by reference, there has been no material adverse change in the financial position of Wells Fargo Financial since December 31, 2000.

    Our annual reports include our audited consolidated financial statements as of the dates and for the periods presented in those reports. The quarterly reports include our unaudited consolidated financial statements as of the dates and for the periods presented in those reports. We do not make non-consolidated financial statements publicly available. The independent auditors of Wells Fargo Financial are KPMG LLP. Neither we nor any of our subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the offering of the notes.

    We are not aware of any material litigation, arbitration or administrative proceedings pending or threatened.

    Resolutions authorizing the issue and sale of the notes were adopted by our board of directors effective as of July 31, 2001.

    The notes have been accepted for clearance through Clearstream and Euroclear and have been assigned Euroclear and Clearstream Common Code No. 013391181, International Security Identification Number (ISIN) US94975CAF41 and CUSIP
No. 94975C AF 4.

PROSPECTUS
---------

                          WELLS FARGO FINANCIAL, INC.

                                 $4,000,000,000

                                DEBT SECURITIES
                                ---------------

    We may issue up to an aggregate $4.0 billion of debt securities at one or more times. We will describe the specific terms of each series of debt securities that we offer in a supplement to this prospectus. Supplements will be made available at the time of each offering of debt securities.

    You should read this prospectus and any supplement carefully before you invest.

                              --------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

    Information contained herein is subject to completion or amendment. A registration statement for these securities has been filed with the SEC. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any state in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                The date of this prospectus is February 13, 2001

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
WHERE YOU CAN FIND MORE INFORMATION ABOUT WELLS FARGO
  FINANCIAL.................................................      1
INCORPORATION OF INFORMATION WE FILE WITH THE SEC...........      1
WELLS FARGO FINANCIAL, INC..................................      1
USE OF PROCEEDS.............................................      2
RATIOS OF EARNINGS TO FIXED CHARGES.........................      2
DESCRIPTION OF DEBT SECURITIES..............................      2
PLAN OF DISTRIBUTION........................................     10
LEGAL OPINIONS..............................................     11
EXPERTS.....................................................     11

        WHERE YOU CAN FIND MORE INFORMATION ABOUT WELLS FARGO FINANCIAL

    We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference rooms in Washington, D.C., Chicago, Illinois, and New York, New York. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. Effective at the close of business on June 30, 2000, we changed our name from Norwest Financial, Inc. to Wells Fargo Financial, Inc. Filings made by us with the Securities and Exchange Commission prior to July 1, 2000 will be found indexed and filed under Norwest Financial, Inc.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

    The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the Securities and Exchange Commission will automatically update and supercede information contained in this prospectus and the accompanying prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities we are offering:

    - Annual Report on Form 10-K for the year ended December 31, 1999;

    - Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2000;

    - Current Report on Form 8-K dated June 30, 2000.

    You may request a free copy of any of these filings by writing or telephoning us at:

       Wells Fargo Financial, Inc.
       206 Eighth Street
       Des Moines, Iowa 50309
       Attn: Treasurer's Department
       Telephone: (515) 243-2131

    Because we list some of our debt securities on the New York Stock Exchange, you may also inspect the filings described above, as well as other information, at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with additional or different information. If anyone else provided you with different information, you should not rely on it. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                          WELLS FARGO FINANCIAL, INC.

    Wells Fargo Financial is a leading diversified consumer finance company. Our consumer finance operations make loans to individuals and purchase sales finance contracts though 906 branch offices primarily in 46 states, Guam, Saipan, Puerto Rico, Argentina and the ten Canadian provinces.

    We are a wholly-owned subsidiary of Wells Fargo & Company. Wells Fargo & Company is a diversified financial services organization which, at December 31, 1999, had consolidated assets totaling approximately $218 billion.

    Our principal executive offices are located at 206 Eighth Street, Des Moines, Iowa 50309. Our telephone number is (515) 243-2131. When we refer to "Wells Fargo Financial," "we" or "our" in this prospectus, we mean Wells Fargo Financial, Inc. and its subsidiaries on a consolidated basis, unless the context otherwise requires. We use "Wells Fargo Financial" to refer to us both before and after the close of business on June 30, 2000, when we changed our name from Norwest Financial, Inc. to Wells Fargo Financial, Inc., except in referring to specific documents and financial statements dated, filed or issued prior to July 1, 2000.

                                USE OF PROCEEDS

    Unless we indicate otherwise in a prospectus supplement, we will use the net proceeds from the sale of the debt securities for general corporate purposes. These purposes may include bulk purchases of finance receivables, acquisitions of branch offices, consumer finance operations and other related businesses or the repayment of outstanding indebtedness. The net proceeds may be invested temporarily or applied to repay short term debt until they are used for their stated purposes.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for Wells Fargo Financial is set forth below for the periods indicated:

    YEARS ENDED DECEMBER 31,
--------------------------------    NINE MONTHS ENDED
1995   1996   1997   1998   1999   SEPTEMBER 30, 2000
----   ----   ----   ----   ----   -------------------
2.13   2.11   2.00   1.72   1.78      1.58

    For the purpose of calculating the ratio of earnings to fixed charges we have divided earnings plus fixed charges and income taxes by fixed charges. Fixed charges consist of interest and debt expenses plus the portion of rentals, which we deem to be representative of the interest factor.

                         DESCRIPTION OF DEBT SECURITIES

    The securities we are offering will be either senior or senior subordinated debt. The senior debt securities and subordinated debt securities will be issued under separate indentures. The senior debt securities will be issued under an indenture, dated as of November 1, 1991, between Norwest Financial, Inc. (now called Wells Fargo Financial, Inc.) and The First National Bank of Chicago (now called Bank One Trust Company, National Asssociation), as trustee. The subordinated debt securities will be issued under an Indenture, dated as of May 1, 1986, as amended and supplemented by a First Supplemental Indenture dated as of February 15, 1991, between Norwest Financial, Inc. (now called Wells Fargo Financial, Inc.) and BNY Midwest Trust Company as successor to Harris Trust and Savings Bank, as trustee. Unless otherwise indicated, Bank One Trust Company, National Association and BNY Midwest Trust Company will be referred to herein as the "trustee".

    The following summaries of the material provisions of the indentures are not complete. You should read all of the provisions of the indentures, including the definitions of certain terms. These summaries set forth certain general terms and provisions of the securities to which any prospectus supplement may relate. The particular terms of the securities offered by any prospectus supplement and the applicability of the general provisions will be described in the appropriate prospectus supplement. Unless otherwise indicated, parenthetical section references refer to each of the indentures.

SPECIFIC TERMS OF EACH SERIES

    Each time that we issue a new series of debt securities, the prospectus supplement relating to that new series will specify the particular amount, price or other terms of these debt securities. These terms may include:

    - the title of the debt securities and whether they will be senior or subordinated debt;

    - any limit on the total principal amount of the series of debt securities;

    - the date or dates on which the principal of and premium, if any, on the debt securities will be payable;

    - the interest rate or rates on the series of debt securities and the date from which any such interest will accrue;

    - the dates on which we will pay interest on the series of debt securities and the regular record date for determining who is entitled to the interest payable on any interest payment date;

    - the place or places where principal of and premium, if any, and interest on the debt securities will be payable;

    - any redemption dates, prices, obligations and restrictions on the series of debt securities;

    - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the series of debt securities;

    - the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 and multiples of $1,000;

    - the portion of the principal amount of the debt securities, other than their principal amount, that is payable on the declaration of acceleration of the maturity;

    - the applicable overdue rate if other than the interest rate stated in the title of the series of debt securities;

    - any modifications of or additions to the events of default;

    - the currency in which the debt securities will be denominated or in which payment of the principal of and premium and interest on any debt securities will be made, if other than U.S. dollars;

    - if the principal of and premium or interest on any series of debt securities is to be payable at our election or at the election of a holder of the debt securities in a currency other than that in which the debt securities are denominated, the period or periods within which and the terms and conditions on which these elections may be made;

    - if the amount of principal of and premium or interest on any series of debt securities may be determined by reference to an index based on either a currency other than that in which the debt securities are payable or any other method specifying the manner in which these amounts will be determined;

    - whether and to what extent any other means of satisfaction and discharge, which is sometimes referred to as "defeasance" will be applicable to the debt securities other than as described below under "Satisfaction and Discharge; Defeasance";

    - if the debt securities are to be issued in the form of one or more global security and, if so, the identity of the depositary or depositaries of such global debt security or global debt securities; and

    - any other specific terms of the debt securities that are not inconsistent with each Indenture. (Section 3.01)

    We may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that, at the time of issuance, is below market rates. If we issue these kinds of debt securities, we will provide you with additional information in a prospectus supplement.

FORM, DENOMINATION AND EXCHANGE

    We may issue the debt securities in registered form, without coupons, in increments of $1,000 or multiples thereof, unless the prospectus supplement states otherwise.

    Alternatively, we may issue the debt securities in the form of one or more global certificates.

    No service charge will be made for any transfer or exchange of the securities, but we may require payment of an amount sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange. (Section 3.02)

NO EVENT OF RISK COVENANT

    Neither indenture contains any covenant or other provision that restricts Wells Fargo Financial from incurring, assuming or becoming liable for any type of debt or other obligations, from creating liens on its property, from paying dividends or making distributions on its capital stock or purchasing or redeeming its capital stock. Neither indenture requires Wells Fargo Financial to maintain any financial ratios or specified levels of net worth. In addition, neither indenture gives holders of the debt securities protection upon the occurrence of a change in control or in the event of a highly leveraged transaction involving Wells Fargo Financial.

LIMITATION ON MERGER, CONSOLIDATION AND CERTAIN SALE OF ASSETS

    We may not merge into or consolidate with any other corporation, or convey or transfer our properties and assets substantially as an entirety to any person unless:

    - the successor is a U.S. corporation;

    - the successor assumes on the same terms and conditions all the obligations under the debt securities and each indenture; and

    - immediately after giving effect to the transaction, there is no default under each indenture.

(Section 10.01) Upon any merger, consolidation, conveyance or transfer, the successor will succeed to, and will be substituted in lieu of Wells Fargo Financial. (Section 10.02).

COMPUTATION OF INTEREST

    We will calculate the interest that is due on the debt securities based on a 360-day year of twelve 30 day months, unless the prospectus supplement states otherwise. (Section 3.11)

PAYMENTS ON REGISTERED DEBT SECURITIES

    We will pay principal, interest and any premium on registered debt securities in the designated currency at the office of a designated paying agent. At our option, payment of interest on fully registered securities may also be made by check mailed to the person in whose names the securities are registered on the days specified in the indentures or any prospectus supplement. (Section 3.12)

PAYING AGENT

    Bank One Trust Company, National Association will be designated as Wells Fargo Financial's paying agent for the senior debt securities unless the prospectus supplement states otherwise. BNY Midwest Trust Company will be designated as Wells Fargo Financial's paying agent for the subordinated debt securities unless the prospectus supplement states otherwise. (Section 8.14)

    If we authorize any other person to make payments on debt securities for us, we will identify them in the applicable prospectus supplement.

GLOBAL SECURITIES

    We may issue debt securities of a series in whole or in part in the form of one or more global certificates that will be deposited with a depository that we will identify in a prospectus supplement. Unless and until it is exchanged in whole or in part for individual certificates evidencing securities in definitive form represented thereby, a global security may not be transferred except as a whole by the depository to a nominee of that depository or by a nominee of that depository to a depository or another nominee of that depository.
(Section 3.01)

    The specific terms of the depositary arrangement for each series of debt securities will be described in the applicable prospectus supplement.

RANKING

    The senior debt securities will be the unsecured obligations of Wells Fargo Financial and will rank equally among themselves and with all of Wells Fargo Financial's other unsecured and unsubordinated debt.

    The prospectus supplement will describe the specific terms and conditions upon which the subordinated debt securities will be subordinated to other indebtedness of Wells Fargo Financial. Such terms may include:

    - indebtedness ranking senior to the subordinated debt securities;

    - restrictions on payments to the holders of such subordinated debt securities while a default relating to such senior indebtedness is continuing;

    - restrictions on payments to the holders of such subordinated debt securities following an event of default; and

    - provisions requiring holders of senior debt securities to receive certain payments prior to holders of subordinated debt securities. (Section 15.01)

SATISFACTION AND DISCHARGE

    At our request, each indenture will terminate as to the debt securities of any series (except for certain obligations to register the transfer or exchange of the debt securities) when either:

    - all the debt securities have been delivered to the trustee for cancellation; or

    - we have deposited with the trustee in trust, an amount sufficient to make all remaining payments on these debt securities. (Section 6.01)

DEFEASANCE

    We may satisfy our obligations with respect to payments of principal of the debt securities, and premium, if any, and interest, if any, on the debt securities of any series by irrevocably depositing in trust with the trustee money or U.S. government obligations sufficient to make such payments when due. If such deposit is sufficient, as verified by a written opinion of independent public accountants, to make all payments of:

    - interest, if any, on the debt securities of such series prior to and on their redemption or maturity, as the case may be; and

    - principal of the debt securities, and premium, if any, on the debt securities of such series when due upon redemption or at the designated maturity date, as the case may be then all of our obligations with respect to the debt securities of such series and the indentures which relate to the debt securities will be satisfied and discharged.

    To elect either option described above, we must deliver to the trustee an opinion of counsel to the effect that the deposit and related payment described above would not cause the holders of that series to recognize, income, gain or loss for U.S. federal income tax purposes and that the holders of that series will be subject to U.S. federal income tax in the same amounts, in the same manner and at the same times as would have been the case if that option had not been exercised. (Section 14.02)

EVENTS OF DEFAULT

    An "event of default" regarding any series of debt securities is any one of the following events, subject to various grace periods:

    - failure to pay principal of, or any premium on, any debt security when due;

    - failure to deposit any sinking fund payments for any series of debt security when due;

    - failure to pay any interest when due and payable;

    - failure to perform any covenants or warranties in either indenture, which failure has continued for 60 days after written notice to Wells Fargo Financial by the trustee or by the holders of 50% in principal amount of the outstanding debt securities of that series;

    - certain events in bankruptcy, insolvency or reorganization of Wells Fargo Financial;

    - default regarding any other series of debt securities, which results in the acceleration of such other series of debt securities; and

    - any other events of default regarding that series of debt securities that is specified in the prospectus supplement. (Section 7.01)

    A default regarding a single series of debt securities will not necessarily constitute a default regarding any other series. A default under other debt of Wells Fargo Financial will not be a default under either indenture.

    If an event of default for any series of debt securities occurs and is continuing, either the trustee or the holders of 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all the debt securities of that series to be immediately due and payable by notice in writing to Wells Fargo Financial. If the debt securities of that series are original issue discount debt securities, the portion of the principal amount as is specified in that series may declare the principal amount of the debt securities of that series to be immediately declared payable by notice in writing to Wells Fargo Financial. If the holders of debt securities give notice of the declaration of acceleration to Wells Fargo Financial, then they must also give notice to the trustee. (Section 7.02)

    The holders of a majority in principal amount of the outstanding debt securities may rescind a declaration of acceleration if:

    - Wells Fargo Financial has paid or deposited with the trustee a sum sufficient to pay principal, interest, including overdue interest and interest thereon, any premium and the fee and expenses of the trustee (Section 7.02); and

    - any other event of default, besides the failure to pay principal due because of the declaration of acceleration, has been cured or waived. (Section 7.13)

    We are required to file every year with the trustee an officers' certificate stating whether any default exists and specifying any default that exists. (Section 12.05)

NOTICE OF DEFAULTS

    The trustee is required to give notice to holders of debt securities of a default, which remains uncured or has not been waived, that is known to the trustee within 90 days after the occurrence of the default. The trustee may withhold this notice, however, if it determines in good faith that the withholding of notice is in the interest of the holders of the debt securities. However, the trustee may not withhold notice in the case of a default in the payment of principal of and premium or interest on or a sinking fund installment on any of the debt securities. In addition, the trustee is only required to give notice of the failure by Wells Fargo Financial to perform any covenant until at least 30 days after the failure has become a default. The term "default" for this purpose means any event which is, or after notice or lapse of time or both would become, an event of default. (Section 8.02)

RIGHTS OF THE TRUSTEE

    The holders of a majority in principal amount of outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or other power conferred on the trustee. The trustee may decline to follow that direction, however, if it either would involve the trustee in personal liability or would be unduly prejudicial to holders of the debt securities of that series that do not join in that direction. (Section 7.12) During a default, the trustee is required to exercise the standard of care that a prudent man would exercise or use under the circumstances in the conduct of his own affairs (Section 8.0) Otherwise, the trustee is not obligated, however, to exercise any of its rights or powers under each indenture at the request or direction of any of the holders of debt securities unless those holders have offered to the trustee reasonable security or indemnity. (Section 8.03)

MODIFICATION AND WAIVER OF EACH INDENTURE

    The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the applicable indenture. The following defaults may not, however, be waived:

    - a default in the payment of the principal, or any premium, interest or additional amounts payable on a series of debt securities, or in the payment of any sinking fund installment with respect to that series, which has not been cured until that time; or

    - a default regarding a covenant or provision of either indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected. (Section 7.13)

MODIFICATION WITHOUT CONSENT OF THE HOLDERS

    Without the consent of the holders of debt securities, we and the trustee may modify each indenture for any of the following purposes:

    - to name a successor entity to Wells Fargo Financial;

    - to add to our covenants for the benefit of the holders of all or any series of debt securities;

    - to establish the form or terms of securities of any series of debt securities and any related coupons;

    - to cure any ambiguity or inconsistency in the applicable indenture;

    - to modify, eliminate and add to the provisions of either indenture to enable it to qualify under the Trust Indenture Act of 1939; or

    - to provide for the acceptance or appointment of a successor trustee. (Section 11.01)

MODIFICATION REQUIRING CONSENT OF THE HOLDERS

    Each indenture provides that modifications and amendments may be made by us and the trustee with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the amendment or modification of each indenture. However, no modification or amendment may, without the consent of each holder affected:

    - change the stated maturity of the principal of, or any installment of interest on, any debt security;

    - reduce the principal amount, the rate of interest, or any additional amounts in respect of any debt security or reduce the amount of any premium payable upon the redemption of any debt security;

    - reduce the principal amount of original issued discount debt securities that would be due and payable upon acceleration of their maturity;

    - change the place of payment, the currency in which, any debt security or any premium or interest thereon is payable;

    - reduce the amount of, or postpone the date fixed for, any payment under the sinking fund for any debt security;

    - impair the right to institute suit for the enforcement of any payment on or after the stated maturity date of the security or, in the case of redemption, on or after the redemption date;

    - reduce the percentage of securities required to consent to any modification, amendment or waiver under either indenture;

    - modify, except under limited circumstances, any provisions of the applicable indenture relating to modification and amendment of the indenture or waiver of compliance with conditions and defaults thereunder; or

    - in the case of the subordinated indenture, alter the provisions regarding the subordination of the subordinated debt securities in any way that would be adverse to the holders of such debt securities. (Section 11.02)

MUTILATED, DESTROYED, STOLEN OR LOST SECURITIES

    We will replace any mutilated debt security at the expense of the holder and on surrender of that mutilated debt security to the trustee. We will also replace debt securities that are destroyed, lost or stolen at the expense of the holder and on delivery to the security registrar of evidence of that destruction, loss or theft which is satisfactory to us and the trustee. Before we issue a replacement debt security, we and the trustee may require an indemnity from the party seeking the replacement security. (Section 3.06)

NOTICES

    Except as otherwise provided in each Indenture, notices to holders of debt securities will be given by mail to the addresses of those holders as they appear in the security register. (Section 1.06)

GOVERNING LAW

    The laws of the State of New York govern each Indenture and will govern the debt securities, including any matters of interpretation under them.
(Section 1.13)

INFORMATION CONCERNING THE TRUSTEE

    We may from time to time engage in general financing and banking transactions with Bank One Trust Company, National Association or with its affiliates or with BNY Midwest Trust Company or with its affiliates.

                              PLAN OF DISTRIBUTION

    We may sell the debt securities in one or more of the following ways:

    - through underwriters or dealers;

    - directly to one or more purchasers;

    - through agents; or

    - in a combination of any of the above transactions.

    The prospectus supplement for each series of debt securities will describe that offering, including:

    - the name or names of any underwriters;

    - the purchase price and the proceeds we will receive from such sale;

    - any underwriting discounts and other items constituting underwriters' compensation;

    - any discounts or concessions allowed or reallowed or paid to dealers; and

    - any securities exchanges on which the debt securities of such series may be listed.

    If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    Debt securities may be sold directly by us or through agents designated by us from time to time. We will name any agent involved in the offer or sale of the debt securities and will list commissions payable by us to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the prospectus supplement.

    We may sell debt securities directly to purchasers. In this case, we will not engage underwriters or agents in the offer and sale of debt securities.

INDEMNIFICATION

    Underwriters, dealers or agents who participate in the distribution of debt securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which these underwriters, dealers or agents may be required to make.

NO ASSURANCE OF LIQUIDITY

    Each series of debt securities will be a new issue of securities with no established trading market. Any underwriters that purchase debt securities from us may make a market in these debt securities. The underwriters will not be obligated, however, to make such a market and may discontinue market-making at any time without notice to holders of the debt securities. We cannot assure you that there will be liquidity in the trading market for any debt securities of any series.

                                 LEGAL OPINIONS

    The legality of the debt securities will be passed upon for us by Steve R. Wagner, Esq., who is our Senior Assistant General Counsel, and for the underwriters, dealers or agents by Orrick, Herrington & Sutcliffe LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Wells Fargo Financial, Inc. and subsidiary companies as of and for the year ended December 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon authority of that firm as experts in accounting and auditing.

    The consolidated financial statements of Norwest Financial, Inc. and subsidiaries as of December 31, 1998, and for each of the two years in the period ended December 31, 1998, incorporated by reference herein and in the registration statement from the Company's Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   PRINCIPAL OFFICE OF WELLS FARGO FINANCIAL

                               206 Eighth Street

                              Des Moines, IA 50309

TRUSTEE AND REGISTRAR                          PRINCIPAL PAYING AGENT

Bank One Trust Company, National Association   Bank One Trust Company, National Association
1 Bank One Plaza                               1 Bank One Plaza
Suite IL1-0126                                 Suite IL1-0126
Chicago, IL 60670-0126                         Chicago, IL 60670-0126

LUXEMBOURG LISTING AGENT                       LUXEMBOURG PAYING AGENT
                                               AND TRANSFER AGENT

Banque Generale du Luxembourg S.A.             Banque Generale du Luxembourg S.A.
50, Avenue J.F. Kennedy                        50, Avenue J.F. Kennedy
L-2951 Luxembourg                              L-2951 Luxembourg

                                       LEGAL ADVISERS

To WELLS FARGO FINANCIAL                       To the UNDERWRITERS

Steve R. Wagner                                Orrick, Herrington & Sutcliffe LLP
Wells Fargo Financial, Inc.                    666 Fifth Avenue
206 Eighth Street                              New York, NY 10103
Des Moines, IA 50309
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                       AUDITORS TO WELLS FARGO FINANCIAL
                                    KPMG LLP
                            4200 Wells Fargo Center
                            90 South Seventh Street
                             Minneapolis, MN 55402
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                                     [LOGO]

                          WELLS FARGO FINANCIAL, INC.

                                  $600,000,000

              5 7/8% Senior Notes 2008 Series Due August 15, 2008

                                ----------------

                                   PROSPECTUS
                                   SUPPLEMENT

                                ----------------

                         Banc One Capital Markets, Inc.
                                  BNP PARIBAS
                              Merrill Lynch & Co.
                         Banc of America Securities LLC
                            Bear, Stearns & Co. Inc.
                           Deutsche Banc Alex. Brown
                                    JPMorgan
                              Salomon Smith Barney

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                                 July 31, 2001

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